================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 --------------
                                 SCHEDULE 14D-9
                                 (Rule 14d-101)

                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934

                                (Amendment No. 3)

                                 --------------
                       Sensormatic Electronics Corporation
                            (Name of Subject Company)

                       Sensormatic Electronics Corporation
                      (Name of Person(s) Filing Statement)

                                 --------------
                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    817265101

                      (CUSIP Number of Class of Securities)

                                 --------------
                             Walter A. Engdahl, Esq.

             Corporate Vice President, General Counsel and Secretary
                       Sensormatic Electronics Corporation
                                 951 Yamato Road
                         Boca Raton, Florida 33431-0700
                                 (561) 989-7000

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
             Communications on Behalf of Person(s) Filing Statement)
                                 --------------
                                 With copies to:

        Victor I. Lewkow, Esq.                        Jerome M. LeWine, Esq.
  Cleary, Gottlieb, Steen & Hamilton                Salans Hertzfeld Heilbronn
     Citigroup Center, 38th floor                        Christy & Viener
         153 East 53rd Street                            620 Fifth Avenue
        New York, NY 10022-4611                         New York, NY 10020
            (212) 572-5353                                (212) 632-5500

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

================================================================================

         This Amendment No. 3 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented, the "Schedule 14D-9") initially filed with the Securities and Exchange Commission (the "SEC") on August 23, 2001, as amended by Amendment No. 1 filed with the SEC on September 4, 2001, and by Amendment No. 2 filed with the SEC on September 13, 2001, by Sensormatic Electronics Corporation, a Delaware corporation (the "Company"), relating to the offer by Tyco Acquisition Corp. XXIV (NV) ("Acquiror"), a Nevada corporation and wholly owned subsidiary of Tyco International Ltd., a Bermuda company ("Tyco"), to exchange each outstanding share of the common stock of the Company, par value $0.01 per share, for a fraction of a share of common stock, par value $0.20 per share, of Tyco upon the terms and subject to the conditions set forth in the Offer. This Schedule 14D-9 is being filed on behalf of the Company. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 4.  The Solicitation or Recommendation.

         On September 17, 2001, and daily between September 23 and September 25, 2001, the Board held telephonic meetings to discuss with its financial and legal advisors the price of Tyco common shares and the Company's possible response if the Average Tyco Share Price was below $46.25 and it were to receive a notice from Acquiror pursuant to the Merger Agreement of its intention to terminate the Merger Agreement.

         On September 25, 2001, after the end of the trading day, a representative of Tyco contacted Mr. Loof to advise him that since the Average Tyco Share Price was less than $46.25, Acquiror had the right under the Merger Agreement to terminate the Merger Agreement unless the Company agreed that the exchange ratio to be applied in the Offer and in the Merger shall be 0.5189 of a Tyco common share for each Common Share (the "Exchange Ratio"), which is based on an assumed price of $46.25 per Tyco common share, and that Tyco and Acquiror were not prepared to agree to a different exchange ratio. Based on the Board's prior deliberations, Mr. Loof indicated to Tyco's representative that the Board would agree to consider an exchange ratio that is higher than the Exchange Ratio but lower than the exchange ratio that would yield a value of $24.00 per Common Share. Tyco's representative advised Mr. Loof that Tyco would not agree to any exchange ratio other than the Exchange Ratio.

         Later on September 25, 2001, the Board met telephonically to discuss with its financial and legal advisors the communication received from Tyco and the proposed Exchange Ratio. At this meeting, Morgan Stanley delivered its oral opinion, subsequently confirmed in writing, that the consideration to be received by the holders of Common Shares based on the Exchange Ratio and pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The full text of Morgan Stanley's written opinion, which sets forth the assumptions made, procedures followed, matters considered and limitation on the review undertaken by Morgan Stanley, is attached and filed as Exhibit (a)(2)(iv) to this Schedule 14D-9 and is incorporated herein by reference. At this meeting, the Board unanimously approved the Exchange Ratio and unanimously determined that the terms of the Offer and the Merger, including the Exchange Ratio, are advisable, fair to, and in the best interests of, the holders of Common Shares.

         The members of the Board unanimously recommend that holders of Common Shares accept the Offer and tender their Common Shares pursuant to the Offer.

         On September 26, 2001, the Company and Tyco issued a joint press release announcing the Exchange Ratio and that Acquiror has extended the Offer beyond its initially-scheduled expiration date such that the Offer will expire at midnight New York City time on Wednesday, October 10, 2001. A copy of the press release is attached and filed as Exhibit (a)(2)(v) to this Schedule 14D-9 and is incorporated herein by reference.

Item 9.  Exhibits

Exhibit (a)(2)(iv) Opinion of Morgan Stanley & Co. Incorporated, dated September
                   25, 2001.

Exhibit (a)(2)(v)  Joint Press Release of Tyco International Ltd. and
                   Sensormatic Electronics Corporation, issued on
                   September 26, 2001.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         Sensormatic Electronics Corporation




                         By:      /s/ GREGORY C. THOMPSON
                                  ----------------------------------------------
                         Name:    Gregory C. Thompson
                         Title:   Senior Vice President and Chief Financial
                                  Officer

Dated: September 26, 2001